News Release

Burcon Announces Fiscal 2020 Results and Reviews Operations

Vancouver, British Columbia, June 29, 2020 - Burcon NutraScience Corporation (TSX: BU; OTCQB: BUROF), a global leader in developing functionally and nutritionally valuable plant-proteins, reported results for the year ended March 31, 2020.

"Fiscal 2020 was truly a transformational year for Burcon," said Johann F. Tergesen, Burcon's president and chief executive officer, adding, "Coming out of the year, we have a strong balance sheet, we established the Merit Functional Foods joint venture and we partnered with Nestlé, the largest food and beverage company in the world.  Through the Merit Foods joint venture, we are well advanced in building a state-of-the-art production facility to produce our unique pea and canola proteins as well as our new protein blends.  The production facility, which is on track to be completed in Q4 2020, will be the only commercial facility in the world with the capability to produce non-GMO food grade canola proteins."

Fiscal 2020 Operational Highlights

The Company completed / announced the following significant developments:

  The establishment of Merit Functional Foods Corporation ("Merit Foods") a joint venture partnership with three veterans of the agri-foods industry to build and operate a plant protein production facility;
  Made equity contributions totalling $13.0 million to Merit Foods for a 40% equity stake in the joint venture;
  Announced Burcon's new novel and proprietary Nutratein-PS™, and Nutratein-TZ™ pea and canola protein blends.  These new plant-protein blends have exceptional functional characteristics, low allergenicity, and a nutritional value exceeding those of the standard pea proteins available on the market today;
  Entered into a 20-year exclusive, royalty-bearing license agreement with Merit Foods for Burcon's pea and canola protein technologies;
  Completed a $15.4 million rights offering that was 37% over-subscribed (60,572,585 total shares subscribed-for);
  Entered into a joint development agreement with Nestlé to tailor Burcon and Merit Foods' plant-based proteins for use in Nestlé's food and beverage applications;
  Issued $9.5 million of convertible debentures;
  Merit Foods was granted funding of $9.2 million from Protein Industries Canada; and
  Completed a $11.5 million bought deal equity offering; and

  Received acknowledgment from US Food and Drug Administration of Burcon's GRAS (Generally Recognized as Safe) notification for Peazazz® and Peazac®.

Subsequent to the year-end, the Company announced the following significant developments:

  Merit Foods secured $85 million of financing from a consortium of lenders including Export Development Canada and Farm Credit Canada; and
  Merit Foods secured additional debt financing of $10 million, in the form of a 10-year interest free loan from Agri-Food Canada's AgriInnovate Program ("AIP");

Management Commentary

The past year was marked by a number of key developments in commercializing Burcon's technologies.  For over twenty years, Burcon has been developing technologies to produce novel plant-based protein ingredients for use in foods and beverages and the achievements of this past year confirm the economic value of that lengthy effort.  The establishment of the Merit Foods JV and entering into a collaboration with Nestlé are two such developments, while strengthening Burcon's balance sheet through three separate financing rounds is yet another key development.

During fiscal 2020, Burcon advanced the commercialization of its pea and canola technologies through the establishment of Merit Foods.  Merit Foods is building a 94,000 square foot production facility in Winnipeg, Manitoba to produce Burcon's high-quality pea and canola proteins. The state-of-the-art facility, which is scheduled to be completed in Q4 2020 will be the only commercial facility in the world with the capability to produce non-GMO food grade canola proteins.

Burcon's team at the Winnipeg Technical Centre has supported Merit Foods during the past year through: assisting in the design and construction of the production facility; continued applications work on potential customer products; and sample production for food and beverage companies who have expressed an interest in Peazazz® and Peazac® or Burcon's canola proteins.

Burcon and Merit Foods entered into a joint development agreement with Nestlé, the largest food and beverage company in the world, to tailor Burcon's pea and canola proteins for use in Nestlé's plant-based food and beverage offerings.  The partnership between Nestlé and Burcon/Merit Foods is designed to provide Nestlé access to Burcon's unique expertise and a new range of high-quality plant-based protein ingredients. The collaboration is intended to be a long-term relationship whereby Burcon tailors its novel protein ingredients, produced in Merit Foods' state-of-the-art protein facility, for use by Nestlé in a range of nutritious and great-tasting plant-based meat and dairy alternatives.

Subsequent to the year-end, Burcon announced that Merit Foods secured a total of $95 million in debt financing in two separate transactions.

The first was an $85 million debt financing package, provided by a syndicate of lenders including Export Development Canada, Farm Credit Canada and the Canadian Imperial Bank of Commerce.  To facilitate the debt financing package, Burcon provided a short-term letter of credit in the amount of $6.5 million, which will remain in place until no later than September 30, 2020, and Burcon also provided a $4 million guarantee of Merit Foods' debt obligations.

The second was a $10 million financing in the form of a 10-year interest free loan from Agriculture and Agri-Food Canada (the "AIP Loan").  The interest free loan, repayable over 10 years, was approved under Agriculture and Agri-Food Canada's AgriInnovate Program.  As a result of Merit Foods obtaining this second debt financing, Burcon expects the $4 million guarantee Burcon previously provided to help facilitate Merit Food's $85 million debt financing package, will be released in stages over time as Merit Foods draws down on the $10 million AIP Loan.

In the coming year, Burcon will continue to assist Merit Foods with all aspects of the process to complete the construction and commissioning of the commercial production facility.  Burcon will also continue to conduct research on other plant-based protein opportunities and to undertake patenting activities.

Financial Results (in Canadian dollars)

Revenues totaled $31,000 for the year, as compared to $40,000 in the same year-ago period.  The nominal revenues reflect the company's development phase status as it transitions to the commercial stage.

Net loss totaled $4.7 million or $0.06 per basic and diluted share for fiscal 2020, as compared to a net loss of $4.8 million or $0.11 per basic and diluted share in fiscal 2019.

Research and development expenses totaled $722,000 for the year, as compared to $1.7 million in fiscal 2019.  The Company began deferring canola and pea development expenses from the second quarter of this year and also recorded production costs for inventory.  This has contributed to a reduction of about $1.1 million of R&D costs.

Intellectual property expenses decreased by $372,000, from $1.2 million in fiscal 2019 to $846,000 in fiscal 2020.  The Company also began deferring patent expenses for the pea and canola patent portfolios and this has contributed to $694,000 of the reduction.  Before the deferral, patent expenditures increased by $318,000 due to higher patenting activity in the pea and canola portfolios.

General and administrative expenses increased to $504,000 over fiscal 2019.  About two-thirds of the decrease is attributed to higher stock-based compensation expense for options that had immediately vested, with the balance due to higher professional fees.

At March 31, 2020, cash balances totaled $15.0 million compared to $489,000 at March 31, 2019.  In connection with Merit Foods' financing arrangements, Burcon has provided a $6.5 million letter of credit ("LC") in favour of the lenders, which is secured by a term deposit of the same amount.  The LC is expected to terminate no later than September 30, 2020.  In addition, Burcon has provided a guarantee of $4.0 million in connection with Merit Foods' financing arrangements.  The guarantee will be released in stages as Merit Foods draws down on the AIP loan.  Assuming the LC and the guarantee will be released in the short-term, management believes it has sufficient resources to fund its expected level of operations and working capital requirements to September 2022.  This estimate does not take into account potential proceeds from outstanding convertible securities or royalty revenues from its license agreements.

The company's complete financial statements, along with management's more detailed discussion and analysis, are available from the company's Investors section at www.burcon.ca or from www.sedar.com.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins.  With over 285 issued patents and more than 250 additional patent applications, that have been developed over a span of more than twenty years, Burcon has grown an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation was established in a joint venture by Burcon and three veteran food industry executives.  Merit Foods is building a state-of-the-art protein production facility in Manitoba, Canada, where it will produce, under license, Burcon's novel pea and canola protein ingredients.  For more information visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the expected use of proceeds contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 29, 2020 filed with the Canadian securities administrators on www.sedar.com. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements. CLARISOY is a trademark of Archer Daniels Midland Company.

Investor Contact

Paul Lam

Manager, Business Development

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca

www.burcon.ca

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM

BURCON NUTRASCIENCE CORPORATION

Consolidated Balance Sheets

As at March 31, 2020 and March 31, 2019

(Prepared in Canadian dollars)

	March 31, 2020 $	March 31, 2019 $
ASSETS
Current assets
Cash and cash equivalents	15,030,988	489,215
Amounts receivable	332,248	126,605
Inventory	132,142	-
Prepaid expenses	289,278	307,997
	15,784,656	923,817

Property and equipment	470,504	284,689
Deferred development costs - net of accumulated amortization of $nil (2019 - $nil)	1,554,584	-
Investment in and loan to Merit Functional Foods Corporation	12,204,538	-
Goodwill	1,254,930	1,254,930

	31,269,212	2,463,436

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,067,251	633,209
Short-term loan	-	1,250,000
Derivative liability	-	5,384
Convertible note	-	1,990,686
Deferred revenue	275,578	-
Accrued interest	249,310	564,251
	1,592,139	4,443,530

Convertible debentures	6,731,350	-

	8,323,489	4,443,530
SHAREHOLDERS' EQUITY
Capital stock	98,046,103	73,361,133
Contributed surplus	9,030,861	9,001,467
Options	9,673,821	9,184,852
Warrants	1,792,168	199,117
Convertible debentures	2,762,927	-
Deficit	(98,360,157)	(93,726,663)

	22,945,723	(1,980,094)

	31,269,212	2,463,436

BURCON NUTRASCIENCE CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

Years ended March 31, 2020 and 2019

(Prepared in Canadian dollars)

	2020 $	2019 $

REVENUE
Royalty income	31,134	40,177

EXPENSES
Research and development	721,851	1,692,519
Intellectual property	846,137	1,217,949
General and administrative	2,186,273	1,681,882

	3,754,261	4,592,350

LOSS FROM OPERATIONS	(3,723,127)	(4,552,173)

INTEREST AND OTHER INCOME	247,918	77,177

MANAGEMENT FEE INCOME	364,210	14,896

SHARE OF LOSS IN MERIT FUNCTIONAL FOODS CORPORATION	(939,806)	-

INTEREST EXPENSE	(589,277)	(324,259)

FOREIGN EXCHANGE GAIN	2,153	6,982

LOSS ON DISPOSAL OF EQUIPMENT	(949)	-

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITY	5,384	-

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(4,633,494)	(4,777,377)

BASIC AND DILUTED LOSS PER SHARE	(0.06)	(0.11)